FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 23, 2003

Electronic Data Systems Corporation
(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 9.   Regulation FD Disclosure

The registrant's press release dated July 23, 2003 regarding its financial results for the quarter ended June 30, 2003 is attached hereto as Exhibit 99.1 and incorporated by reference herein. This information is being furnished under Item 12 of Form 8-K and is being presented under Item 9 in accordance with the Commission's interim guidance regarding Item 12 filing requirements. The attached press release presents a measure of net income that excludes certain quantified special items in addition to reporting U.S. Generally Accepted Accounting Principles (GAAP) defined net income. Net income excluding such items is a non-GAAP financial measure and is included to facilitate comparisons of business performance across periods. The press release also reports the registrant's free cash flow, a non-GAAP term defined in note 2 to the Summary of Consolidated Cash Flows. The registrant reports free cash flow to enhance understanding of the cash generated by its business. The press release includes information to reconcile such non-GAAP financial information to the most comparable GAAP measure.

The information in this Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

July 23, 2003

By: /s/ D. Gilbert Friedlander
      D. Gilbert Friedlander, Senior Vice
      President, General Counsel and Secretary

Exhibit 99.1

 

CONTACT:
Sean Healy
+1 972-797-9495
shealy@eds.com

FOR RELEASE: 3:05 P.M. CDT, WEDNESDAY, JULY 23, 2003

EDS REPORTS SECOND QUARTER 2003 RESULTS

Company strengthens balance sheet; moves to improve cost competitiveness

PLANO, Texas – EDS today announced second quarter 2003 net income of $138 million, or 28 cents per share, versus $316 million, or 64 cents per share, in the same period a year ago. Excluding asset write-downs and a restructuring charge for executive severance described below, second-quarter net income was $167 million, or 34 cents per share, within the earnings guidance provided on June 18.

EDS' total revenue rose 2 percent to $5.52 billion (down 3 percent on a constant currency basis) versus the same quarter a year ago, reflecting the continued decline in revenue from General Motors. Free cash flow in the quarter was $25 million, versus $211 million in the same year-ago period (see Note 2 to the Summary of Consolidated Cash Flows). A $98 million cash payment from MCI was received July 7 instead of in the second quarter as previously anticipated.

"While we met our financial commitments in the quarter, the results highlight continuing issues in our sales and operating efficiency," said EDS Chairman and CEO Mike Jordan. "We are taking aggressive steps through our ongoing transformational process to improve our cost structure, productivity and competitiveness. We also fortified our balance sheet with a significant infusion of capital. Now we must translate our improved competitive position into greater marketplace success."

In the second quarter, EDS' base (non-GM) revenue rose 5 percent to $4.97 billion (down 1 percent on a constant currency basis) versus the same period a year ago. GM revenue decreased 16 percent versus the year-ago quarter to $555 million (down 18 percent in constant currency), reflecting GM's continued push to reduce discretionary spending and the impact of new sector agreements entered into at year-end 2002.

Second quarter operating income was $278 million, for an operating margin of 5.0 percent. Excluding the impact of the asset write-downs and the executive severance described below, second-quarter operating margin was 5.8 percent.

EDS signed $3.4 billion in contracts in the second quarter, versus $6.2 billion a year ago, reflecting the tepid IT spending environment.   First-half 2003 signings were $6.4 billion, compared with $13.4 billion in the comparable 2002 period.

The asset write-downs and the restructuring charge related to executive severance in the quarter totaled $43 million, or six cents per share, and were discussed as part of EDS' overall restructuring efforts at EDS' securities analyst meeting last month. Pre-tax asset write-downs were approximately $36 million, or five cents per share, while the pre-tax restructuring charge for executive severance was $7 million, or one cent per share.

EDS' 2002 and 2003 second-quarter results were impacted by MCI's bankruptcy. In the year-ago quarter, EDS established a reserve and recognized asset write-downs, resulting in a pre-tax charge to earnings of $101 million, or 14 cents per share after tax, related to its IT outsourcing contract with MCI and pre-bankruptcy receivables for work performed under that contract. EDS recognized additional pre-bankruptcy receivable reserves of $31 million in the third quarter of 2002. As previously disclosed, in the second quarter of 2003, EDS reversed approximately $98 million of the receivable reserves, which added 13 cents per share to reported earnings. Much of the positive earnings impact of the MCI reversal was offset by certain under-performing contracts and the impact of renegotiated contracts with several major clients.

"In the quarter, EDS raised nearly $1.8 billion in capital to improve our competitive position," said Bob Swan, executive vice president and CFO. "On the productivity front, we are taking actions to improve our cost competitiveness, including efforts to accelerate our Best Shore^{SM} program, drive common processes and tools across our European data centers, and reduce SG&A costs. It's clear that we have challenges ahead and work to do to improve in these key areas."

On June 30, EDS had approximately $3 billion in unrestricted cash on hand, excluding its undrawn committed credit lines.

Financial Outlook – Second Half and Full-year 2003

EDS said it's maintaining current revenue and earnings guidance for the second half of 2003: earnings per share of 70-80 cents on revenue of approximately $11 billion, excluding the impact of restructuring and other charges, divestitures and accounting changes.

EDS also provided a detailed free cash flow forecast for full-year 2003 of approximately $100 million, reflecting original guidance of $400 million to $600 million, a third quarter $227 million software prepayment and an expected $200 million cash component of restructuring charges in the second half of the year.

Second Quarter Business Unit Results

Last month, EDS outlined plans to refocus the company on the growing technology outsourcing services market. Related to this ongoing transformational work, EDS is formalizing a new organizational structure, which will consist of three core operations -- Global Sales, Service Delivery and Portfolio Management -- working in parallel to create, market and deliver client solutions. The new organization will improve employee responsiveness and accountability to clients and should be in place by the end of the third quarter.

While the transformation work continues, second-quarter results are reported under EDS' existing operational structure.

In the second quarter, Operations Solutions revenues of $3.69 billion rose 3 percent at constant currency versus the same year-ago period. Modest growth in IT and business process outsourcing revenue was offset by the decline in GM revenue and the impact of certain under-performing contracts.

Solutions Consulting revenues decreased 13 percent, at constant currency, from the year-ago quarter to $1.31 billion, reflecting pricing pressures and weak demand.

A.T. Kearney revenues decreased 27 percent, at constant currency, from a year ago to $212 million, reflecting continued softness in high-value management consulting. PLM Solutions revenues decreased 10 percent, at constant currency, from a year ago to $205 million, reflecting weak software spending across a range of industries.

Impact of EITF 00-21

EDS estimates the amount of the cumulative non-cash adjustment related to accounting rule EITF 00-21 to be within a range of $1.9 billion to $2.2 billion on a pre-tax basis. As previously announced, EDS will adopt the new rule on a cumulative basis as of Jan. 1, 2003.

EITF 00-21 impacts the way all companies recognize revenue on contracts with multiple deliverables. (EITF stands for the Emerging Issues Task Force of the Financial Accounting Standards Board.)

EDS is finalizing its analysis of the expected EITF 00-21 adjustment, which it believes will result in a net reduction of unbilled receivables and deferred revenue and the deferral of system construction costs on its IT service contracts using percentage-of-completion accounting. EDS is now reviewing its interpretation of EITF 00-21 with the Securities and Exchange Commission staff, particularly the deferral of system construction costs, currently estimated at $1 billion.

EDS will restate first and second quarter 2003 results to reflect the new accounting rule, as mandated by FASB, and disclose the results as part of its third quarter 2003 earnings announcement in October. Adoption of the new accounting rule will significantly reduce full-year 2003 earnings but will have a positive earnings impact in 2004.

Conference Call

EDS' securities analysts conference call will be broadcast live on the Internet today at 4 p.m. Central time (5 p.m. Eastern). To access the call and view related financial information, go to www.eds.com/call. Interested parties will need Windows MediaPlayer or Real Player to listen to the call. For those unable to listen during the live Web cast, the call will be archived for 30 days at www.eds.com/call.

About EDS

EDS, the world's largest independent global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2002. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at EDS.com.

The statements in this press release that are not historical statements, including statements regarding expected earnings, revenue and free cash flow, the impact of accounting rules, and the value of new business signed, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These include, but are not limited to, competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; the impact of general economic and other conditions on the discretionary spend of our existing clients and our ability to obtain new business; the degree to which third parties continue to outsource IT and business processes; the performance of current and future client contracts in accordance with our cost, revenue and cash flow estimates, including our ability to achieve any operational efficiencies modeled in our estimates; for contracts with U.S federal government clients, including our Navy Marine Corps Intranet contract, the government's ability to cancel the contract or impose additional terms and conditions due to changes in government funding, deployment schedules or otherwise; the inability to provide contract performance guarantees due to the cost or availability of surety bonds or letters of credit resulting from the general reduction in capacity of these markets or otherwise; the impact of third-party benchmarking provisions in certain client contracts; the impact on a historical and prospective basis of accounting rules and pronouncements, including EITF 00-21; the impact of litigation and governmental investigations; the success of our strategic reorganization and cost cutting initiatives and the timing and amount of any resulting benefits; the impact of acquisitions and divestitures, including our ability to improve productivity and achieve synergies from acquired businesses; our ability to attract and retain highly skilled personnel; a reduction in the carrying value of our assets;

the impact of a bankruptcy or the financial difficulty of a significant client on the financial and other terms of our agreements with that client; the termination of a significant client contract, including our contract with GM; with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return; changes in tax laws and interpretations and failure to obtain treaty relief from double taxation; failure to obtain or protect intellectual property rights; and fluctuations in foreign currency and exchange rates. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF RESULTS OF OPERATIONS
(in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Revenues[1]	$ 5,522	$ 5,395	$ 10,890	$ 10,661
Costs and expenses				
Cost of revenues[2]	4,737	4,416	9,694	8,638
Selling, general and administrative	464	452	931	905
Other charges[3]	43	–	91	–
Total costs and expenses	5,244	4,868	10,716	9,543
Operating income[4]	278	527	174	1,118
Other income (expense)	(68)	(61)	(128)	(125)
Income from continuing operations before income taxes	210	466	46	993
Provision for income taxes	71	157	15	337
Income from continuing operations	139	309	31	656
Income (loss) from discontinued operations, net of income taxes[5]	(1)	7	(2)	14
Income before cumulative effect of a change in accounting principle	138	316	29	670
Cumulative effect on prior years of a change in accounting for asset retirement obligations, net of income taxes[6]	–	–	(17)	–
Net income	$ 138	$ 316	$ 12	$ 670
Basic earnings per share of common stock[7]				
Income from continuing operations	$ 0.29	$ 0.64	$ 0.06	$ 1.37
Income from discontinued operations	–	0.02	–	0.03
Cumulative effect on prior years of a change in accounting for asset retirement obligations	–	–	(0.03)	–
Net income	$ 0.29	$ 0.66	$ 0.03	$ 1.40
Diluted earnings per share of common stock[7]				
Income from continuing operations	$ 0.28	$ 0.63	$ 0.05	$ 1.33
Income from discontinued operations	–	0.01	–	0.03
Cumulative effect on prior years of a change in accounting for asset retirement obligations	–	–	(0.03)	–
Net income	$ 0.28	$ 0.64	$ 0.02	$ 1.36
Weighted average number of shares outstanding				
Basic	478	481	478	480
Diluted	487	490	486	492
Cash dividends per share	$ 0.15	$ 0.15	$ 0.30	$ 0.30

Refer to the following page for accompanying notes to the summary of results of operations.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

NOTES TO THE SUMMARY OF RESULTS OF OPERATIONS

1. Revenues from base (non-GM) clients were $4,967 million and $4,731 million for the three months ended June 30, 2003 and 2002, respectively. Revenues from GM were $555 million and $664 million for the three months ended June 30, 2003 and 2002, respectively. Revenues from base clients were $9,764 million and $9,313 million for the six months ended June 30, 2003 and 2002, respectively. Revenues from GM were $1,126 million and $1,348 million for the six months ended June 30, 2003 and 2002, respectively.

2. Cost of revenues for the three months and six months ended June 30, 2003 include a $98 million credit, reversing a portion of charges taken in 2002 relating to the MCI bankruptcy.

3. Other charges for the three months ended June 30, 2003 consists of asset write-downs of $36 million ($0.05 per share) and an executive severance charge of $7 million ($0.01 per share). Other charges for the six months ended June 30, 2003 consists of the asset write-downs and executive severance charge recognized during the second quarter and a $48 million one-time severance charge related to the Company's former Chairman and Chief Executive Officer recognized during the first quarter.

4. Operating income for the six months ended June 30, 2003 reflects the charges discussed in Note 3 and a $334 million loss associated with the Navy Marine Corps Intranet contract recognized during the first quarter of 2003.

5. Discontinued operations represents the net results of the Consumer Network Services unit sold during 2002 and the subscription fulfillment business sold during the second quarter of 2003.

6. A new accounting standard related to asset retirement obligations was adopted effective January 1, 2003. The cumulative effect of this accounting change on years prior to 2003 was a charge of $25 million ($17 million after tax) reflected in the first quarter of 2003.

7. Basic and diluted earnings per share of common stock were $0.35 and $0.34, respectively, for the three months ended June 30, 2003 after excluding other charges (see Note 3) and the loss from discontinued operations (see Note 5).

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED BALANCE SHEETS
(in millions)

	June 30, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,188	$ 1,642
Marketable securities	222	248
Accounts receivable and unbilled revenue, net	6,377	6,435
Prepaids and other	1,062	1,060
Total current assets	10,849	9,385
Property and equipment, net	2,870	3,023
Investments and other assets	936	986
Goodwill	4,302	4,077
Other intangible assets, net	1,353	1,409
Total assets	$ 20,310	$ 18,880
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 574	$ 710
Accrued liabilities	3,015	2,964
Deferred revenue	780	830
Income taxes	152	386
Current portion of long-term and secured revolving debt	1,152	1,239
Total current liabilities	5,673	6,129
Deferred income taxes	13	51
Pension benefit liability	1,176	1,113
Long-term debt, less current portion	5,834	4,148
Minority interests and other long-term liabilities	378	417
Shareholders' equity	7,236	7,022
Total liabilities and shareholders' equity	$ 20,310	$ 18,880

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED CASH FLOWS
(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Net cash provided by operating activities[1]	$ 217	$ 538	$ 534	$ 759
Cash Flows from Investing Activities				
Proceeds from sales of marketable securities	16	9	29	16
Proceeds from investments and other assets	168	23	377	36
Proceeds from divested assets	6	–	6	–
Payments for purchases of property and equipment	(181)	(312)	(367)	(594)
Payments for investments and other assets	(104)	(20)	(268)	(65)
Payments for acquisitions, net of cash acquired	16	(10)	15	(25)
Payments for purchases of software and other intangibles	(50)	(63)	(97)	(154)
Payments for purchases of marketable securities	(1)	(6)	(2)	(12)
Other	3	48	19	51
Net cash used in investing activities	(127)	(331)	(288)	(747)
Cash Flows from Financing Activities				
Proceeds from long-term and secured revolving debt	1,767	15	1,790	21
Payments on long-term and secured revolving debt	(90)	(28)	(176)	(124)
Net increase (decrease) in borrowings with original maturities less than 90 days	3	8	(73)	(16)
Payments on capital leases	(28)	(3)	(51)	(6)
Purchase of treasury shares	–	(43)	–	(63)
Employee stock transactions	13	25	23	74
Dividends paid	(72)	(73)	(143)	(145)
Other	(7)	(4)	(15)	(3)
Net cash provided by (used in) financing activities	1,586	(103)	1,355	(262)
Effect of exchange rate changes on cash and cash equivalents	(37)	–	(55)	4
Net increase (decrease) in cash and cash equivalents	1,639	104	1,546	(246)
Cash and cash equivalents at beginning of period	1,549	171	1,642	521
Cash and cash equivalents at end of period	$ 3,188	$ 275	$ 3,188	$ 275

(1) Depreciation and amortization was $405 million and $350 million for the three months ended June 30, 2003 and 2002, respectively. Depreciation and amortization was $795 million and $689 million for the six months ended June 30, 2003 and 2002, respectively.

(2) EDS defines free cash flow as net cash provided by operating activities, less capital expenditures. Capital expenditures is the sum of (i) net cash used in investing activities, excluding proceeds from sales of marketable securities, proceeds from divested assets, payments for acquisitions, net of cash acquired, and payments for purchases of marketable securities, and (ii) payments on capital leases. It is a non-GAAP measure and should be viewed together with the Summary of Consolidated Cash Flows. Free cash flow for the three months ended June 30, 2003 and 2002 reflects net cash provided by operating activities of $217 million and $538 million, respectively, less capital expenditures of $192 million and $327 million, respectively. The free cash flow

forecast for full year 2003 of approximately $100 million assumes net cash provided by operating activities of $1.5 billion, less capital expenditures of $1.4 billion.